3000 John Deere Road, Toano, VA 23168 Phone: (757) 259-4280.● Fax (757) 259-7293 www.lumberliquidators.com

FOIA Confidential Treatment Requested by Lumber Liquidators Holdings, Inc.

pursuant to 17 C.F.R. § 200.83

(Contact: Lumber Liquidators Holdings, Inc., 3000 John Deere Road,

Toano, VA 23168, Attention: General Counsel,

Phone: (757) 259-4280, Fax (757) 259-7293)

July 13, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Cash
Branch Chief

Re:	Lumber Liquidators Holdings, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
Form 10-Q for the quarter ended March 31, 2015
Filed April 29, 2015
File No. 1-33767

Dear Mr. Cash:

On behalf of Lumber Liquidators Holdings, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff with respect to the above captioned Form 10-K and Form 10-Q contained in the letter from John Cash to Gregory A. Whirley, Jr. of the Company dated June 26, 2015.

For your convenience, the Company has repeated in bold type the comments and requests for additional information exactly as set forth in the June 26, 2015 comment letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Unless otherwise indicated, capitalized terms have the same meanings as set forth in the Company’s Form 10-K for the year ended December 31, 2014 or the Company’s Form 10-Q for the quarter ended March 31, 2015 (the “March Form 10-Q”), as applicable. The Company has endeavored to respond fully to each of the staff’s comments.

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The Company is requesting confidential treatment pursuant to 17 C.F.R. §200.83 (“Rule 83”) for portions of response, indicated by [***] (the “Confidential Material”), and consequently, portions of this response are redacted from this EDGAR filing. The Company has contemporaneously provided an unredacted response to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Request Number 1 below specifies the Confidential Material as to which confidential treatment is requested and denotes the omission of such Confidential Material from the text of this version of such letter. Each page of this letter is marked for the record with the identifying numbers and code LL-1 through LL-4. Please inform the contact person identified on the first page of this letter of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

A copy of this letter is being sent to the Office of Freedom of Information and Privacy Act Operations, Securities and Exchange Commission, 100 F Street, N.E., Mail Stop 2736, Washington, DC 20549, fax (202) 772-9337.

General

1.	Please supplementally provide the following information regarding product other than laminate which was produced in China:
•	Quantify the amount of your sales in the most recent quarter and year end that represents sales of such products and separately quantify sales of engineered hardwood which was produced in China;
•	Tell us how much of this inventory you held at the end of the most recent quarter and year end and separately quantify engineered hardwood in inventory that was produced in China;
•	Tell us whether you have discontinued sales of any of these products; and
•	Tell us whether you have any lawsuits related to these products.

Response: The Company advises that, in addition to laminates, it currently sources several merchandise categories from China, including handscraped and engineered hardwood, bamboo, cork and vinyl plank.

With respect to the first and second bullets, the Company advises that sales and inventory of product purchased from vendors located in China for the requested periods are as follows:

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Rule 83 confidential treatment request made by Lumber Liquidators Holdings, Inc. for the information redacted from the following paragraphs; Request Number 1.

[***INFORMATION REDACTED

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INFORMATION REDACTED***]

With respect to the fourth bullet, the Company advises that it has received lawsuits related to certain of these products. The Company has disclosed those legal matters it deems material in the footnotes and Legal Proceedings section of its March Form 10-Q, specifically the Gold Matter and the Litigation Relating to Products Liability. Plaintiffs in certain of the Products Liability Cases purportedly have purchased non-laminate products sourced from China. The Company also has other lawsuits related to products sourced from China other than laminates that the Company deems immaterial.

*** The Company requests that the information covered by Request No. 1 be treated as confidential for reasons of business confidentiality and that the Commission provides timely notice to the contact person identified on the first page of this letter before the Commission permits any disclosure of the information subject to Request Number 1.

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In responding to the June 26, 2015 comment letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gregory A. Whirley, Jr.

Gregory A. Whirley, Jr.
Senior Vice President, Finance, Interim Chief
Financial Officer

cc:	Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission

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